CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED MAY 31, 2011

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CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MAY 31, 2011

The following Management’s Discussion & Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the quarter ended May 31, 2011.  These documents, along with additional information about the Company, including the Annual Information Form, are available at www.sedar.com.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall” and similar terms.  These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.  These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

The Company’s operating results for the three and nine months ended May 31, 2011 is compared to the operating results for the three and nine months ended May 31, 2010.

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and adjusted EBITDA, both of which are non-GAAP financial metrics, are used in this Management’s Discussion & Analysis.  These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian or US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers.  Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions.  Management uses adjusted EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash impairment to goodwill and intangible assets as well as write-offs of deferred financing costs.  Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company’s financial performance.  These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian or US GAAP.

Date of Report – July 15, 2011

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MAY 31, 2011

NATURE OF BUSINESS

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four business units:

●	CIBT School of Business & Technology Corp. (“CIBT”), an education company based in China
●	Sprott-Shaw Degree College Corp. (“SSDC”), an education company based in Canada
●	KGIC Language College Corp. (“KGIC”), an education company based in Canada, and
●	IRIX Design Group Inc. (“IRIX”), a media communications company based in Canada

OVERALL PERFORMANCE

The table below describes the financial performance for the Company for the three months ended May 31, 2011:

Selected Financial Information, three months ended May 31, 2011	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Absolute Change	Percentage Change

Total revenues	$13,868,599	$13,281,944	$586,655	4%
Total revenues net of direct costs %	62%	61%	1%	NA

Educational revenues – CIBT	$1,159,967	$1,848,890	(688,923)	(37%	)
Educational revenues net of direct costs % – CIBT	45%	51%	(6% )	NA

Educational revenues – SSDC	$6,667,230	$8,805,280	$(2,138,050)	(24%	)
Educational revenues net of direct costs % – SSDC	60%	67%	(7% )	NA

Educational revenues – KGIC *	$5,411,324	$2,134,189 *	$3,277,135 *	154%	*
Educational revenues net of direct costs % – KGIC *	70%	48%	22%	NA

Design and advertising revenues – IRIX	$630,078	$493,585	136,493	28%
Design and advertising revenues net of direct costs % – IRIX	39%	50%	(11% )	NA

General and administrative expenses	$9,446,329	$8,138,084	$1,308,245	16%

Impairment of Intangible Assets and Goodwill	$5,769,252	-	$5,769,252	-

Net (loss) income	$(6,403,070)	$(799,626)	$(5,603,444)	NA

EBITDA	$(7,311,702)	$(443,153)	$(6,868,549)	NA

Adjusted EBITDA	$(1,031,739)	$(443,153)	$(588,586)	NA

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the three months ended May 31, 2010 for KGIC represents the period from March 15, 2010 to May 31, 2010 (a two and a half month period).

The table below describes the financial performance for the Company for the nine months ended May 31, 2011:

Selected Financial Information, nine months ended May 31, 2011	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010		Absolute Change		Percentage Change

Total revenues	$40,314,963	$35,824,196		$4,490,767		13%
Total revenues net of direct costs %	63%	64%		(1%	)	NA

Educational revenues – CIBT	$3,699,122	$6,099,602		$(2,400,480)		(39%	)
Educational revenues net of direct costs % – CIBT	50%	52%		(2%	)	NA

Educational revenues – SSDC	$20,854,805	$26,412,303		$(5,557,498)		(21%	)
Educational revenues net of direct costs % – SSDC	64%	69%		(5%	)	NA

Educational revenues – KGIC *	$14,243,124	NA	*	NA	*	NA	*
Educational revenues net of direct costs % – KGIC *	66%	NA		NA		NA

Design and advertising revenues – IRIX	$1,517,912	$1,178,102		$339,810		29%
Design and advertising revenues net of direct costs % – IRIX	51%	56%		(5%	)	NA

General and administrative expenses	$27,040,316	$21,393,276		$5,647,040		26%

Net (loss) income	$(7,799,207)	$1,235,690		$(9,034,897)		NA

EBITDA	$(8,411,728)	$697,994		$(9,109,722)		NA

Adjusted EBITDA	$(2,131,765)	$697,994		$(2,829,759)		NA

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the three months ended May 31, 2010 for KGIC represents the period from March 15, 2010 to May 31, 2010 (a two and a half month period) and the financials for the nine months ended May 31, 2010 is not presented.

The Company’s revenues increased 4% in the three months ended May 31, 2011 and 13% in the nine months ended May 31, 2011 compared to the same periods last year.  The revenue growth is primarily attributed to the growth in KGIC, who has benefited from a synergistic relationship with the Company since its acquisition on March 15, 2010.  Further discussion on KGIC can be found at the “KGIC” section below.

The increase in general and administrative expenses is due, in part, to corporate restructuring resulting in severance pay, consolidation of Sprott-Shaw and KGIC operations, discontinued operations of branches, re-investment of research and development for new programs, and the implementation of the new HST tax.  The expanding market share of KGIC also contributed to the increase in general and administrative expenses such as agent commission and marketing expenses.  Refer to the “General and Administrative Expenses” discussion below for a more detailed analysis of expenses.

The following reconciles the net (loss) income to EBITDA:

	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010

Net (loss) income	$(6,403,070)	$(799,626)	$(7,799,207)	$1,235,690

Add: interest on long-term debt	37,243	19,761	111,035	44,271
Add: income tax (recovery) provision	(1,318,319)	(18,730)	(1,887,347)	(1,592,117)
Add: depreciation and amortization	372,444	355,442	1,163,791	1,010,150

EBITDA	(7,311,702)	(443,153)	(8,411,728)	697,994

Add: impairment to goodwill	$2,287,905	-	$2,287,905	-
Add: impairment to intangible assets	$3,481,347	-	$3,481,347	-
Add: write-off of deferred finance fees	$510,711	-	$510,711	-

Adjusted EBITDA	$(1,031,739)	$(443,153)	$($2,131,765)	$697,994

The analysis above shows the increase in net loss and decrease in EBITDA for the three and the nine month periods ending May 31, 2011.  A significant portion of the increase in net loss and decrease in EBITDA is due to the impairment of intangible assets and goodwill, explained in detail in the “CIBT” section, and the write-off of deferred finance fees, explained in detail after the “general and administrative” section.  These two expenses added a total of $6,279,963 to the expenses in the three and nine month periods ending May 31, 2011, but both are non cash items that do not affect the Company’s operations.  Additionally, the transformation of CIBT’s China operation has increased its expenses relative to revenues as the Company reorganizes their operations for future growth.  Further, the Canadian government employment insurance and Canadian Student Loans have established new guidelines which impacted SSDC’s enrollment and British Columbia’s private education industry at large.  To overcome these issues, new programs and business development activities have been developed to accommodate the policy changes.   Refer to the “Results of Operations” discussion below for a detailed analysis of each subsidiary.

The following details various items and the effects on cash during the quarter ended May 31, 2011:

	3 Months Ended May 31, 2011	9 Months Ended May 31, 2011

Net loss	$(6,403,070)	$(7,799,207)

Add: total non-cash items such as amortization, stock-based compensation and non-controlling interests	5,483,996	5,942,347
Changes in working capital accounts (adjusted for the effects of non-cash changes and unrealized foreign exchange changes):
Accounts receivable	(3,317,676)	(5,635,721)
Prepaid expenses	(8,478)	129,140
Inventory	(3,443)	(94,923)
Accounts payable and accrued liabilities	541,950	(492,996)
Income taxes payable	(1)	(14,281)
Deferred revenues	2,646,076	3,852,042
Add: advances from related parties	22,246	127,339
Deduct: treasury share transactions	(30,265)	(30,265)
Deduct: purchase of property and equipment	(129,151)	(462,057)
Deduct: acquisition of net assets of business entities, net of cash acquired	-	(50,000)
Deduct: non-controlling interest draws	(77,967)	(427,967)
Deduct: lease obligation repayments	(26,550)	(113,185)
Deduct: loan principal repayments	(152,062)	(406,091)
Deduct: deferred offering costs	61,361	(110,459)
Add/Deduct: effects of exchange rate changes on cash	17,019	(66,579)

Decrease in cash for the period ended May 31, 2011	$(1,376,015)	$(5,652,863)

Accounts receivable increased in the three and nine month periods ending May 31, 2011, which represents a cash outflow.  The majority of this increase is caused by increased enrollments from students who are supported by the Saudi Arabian and Korean governments.  These government entities have specific payment schedules to educational institutions.  The Company expects this trend to fluctuate as business with these governments continue to grow and payment is collected, thereby increasing cash balance, as payments become due.

Long term debt and lease obligations decreased in the three and the nine month periods ending May 31, 2011.  Decreases in financial obligations represent a cash outflow and a healthier financial position.  The net loss for the three and nine month periods ending May 31, 2011 also contributed to the decrease in the Company’s cash position.

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended May 31, 2011 (Third Quarter)	Three Months Ended February 28, 2011 (Second Quarter)	Three Months Ended November 30, 2010 (First Quarter)	Three Months Ended August 31, 2010 (Fourth Quarter)

Total revenues	$13,868,599	$13,092,663	$13,353,701	$20,130,656

Net loss	$(6,403,070)	$(994,942)	$(401,195)	$(653,320)

Loss per share	$(0.09)	$(0.01)	$(0.01)	$(0.01)

Selected Financial Information	Three Months Ended May 31, 2010 (Third Quarter)	Three Months Ended February 28, 2010 (Second Quarter)	Three Months Ended November 30, 2009 (First Quarter)	Three Months Ended August 31, 2009 (Fourth Quarter)

Total revenues	$13,281,944	$10,856,392	$11,685,860	$12,789,067

Net income (loss)	$(799,626)	$1,845,190	$190,126	$(186,270)

Income (loss) per share	$(0.01)	$0.03	$0.00	$(0.00)

RESULTS OF OPERATIONS

The following table compares selected financial information for the three months ended May 31, 2011 to the three months ended May 31, 2010 and the nine months ended May 31, 2011 to the nine months ended May 31, 2010.

Selected Financial Information	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010

Total revenues	$13,868,599	$13,281,944	$40,314,963	$35,842,196

Educational revenues – CIBT	$1,159,967	$1,848,890	$3,699,122	$6,099,602
Educational revenues net of direct costs – CIBT	$527,682	$936,451	$1,842,302	$2,957,852

Educational revenues – SSDC	$6,667,230	$8,805,280	$20,854,805	$26,412,303
Educational revenues net of direct costs – SSDC	$4,025,612	$5,928,273	$7,530,020	$8,139,784

Educational revenues – KGIC *	$5,411,324	$2,134,189 *	$14,243,124	NA	*
Educational revenues net of direct costs – KGIC *	$3,810,069	$1,026,132 *	$9,375,343	NA	*

Design and advertising revenues – IRIX	$630,078	$493,585	$1,517,912	$1,178,102
Design and advertising revenues net of direct costs – IRIX	$245,580	$248,623	$767,481	$665,585

General and administrative expenses	$9,446,329	$8,138,084	$27,040,316	$21,393,276

Amortization	$372,444	$355,442	$1,163,791	$1,010,150

Goodwill and intangible asset impairment	$5,769,252	-	$5,769,252	-

Write-off of Deferred Finance Fees	$510,711	-	$510,711	-

Stock-based compensation	$71,235	$45,356	$76,114	$217,626

Foreign exchange (gain) loss	$(6,291)	$(9,879)	$14,337	$86,886

Income tax (recovery) provision – net	$(1,318,319)	$(18,730)	$(1,887,347)	$(1,592,117)

Non-controlling interests	$88,277	$195,787	$318,948	$495,924

Net (loss) income	$(6,403,070)	$(799,626)	$(7,799,207)	$1,235,690

(Loss) earnings per share	$(0.09)	$(0.01)	$(0.11)	$0.02

Total assets	$49,855,334	$59,049,283	$49,855,334	$59,049,283

Long-term liabilities	$354,425	$2,365,060	$354,425	$2,365,060

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the three months ended May 31, 2010 for KGIC represents the period from March 15, 2010 to May 31, 2010 (a two and a half month period) and the financials for the nine months ended May 31, 2010 is not presented.

CIBT

The table below describes CIBT’s operational and financial performance for May 31, 2011 compared to last year:

CIBT Financial Information	May 31, 2011	May 31, 2010	Absolute Change	Percentage Change

Three month revenues	$1,159,967	$1,848,890	$(688,923)	(37%	)
Three month revenues net of direct costs (%)	45%	51%	(6% )	NA

Nine month revenues	$3,699,122	$6,099,602	$(2,400,480)	(39%	)
Nine month revenues net of direct costs (%)	50%	52%	(2% )	NA

Student population	2,482	2,467	15	1%
Three month average revenue per student	$467	$755	$(288)	(38%	)

Three month net (loss) income before inter-corporate charges	$(4,986,816)	$32,135	$(5,018,951)	NA
Three month inter-corporate charges	-	-	NA	NA

Three month EBITDA	$(5,706,724)	$164,017	$(5,870,741)	NA

Three month adjusted EBITDA	$62,528	$164,017	$(101,489)	(62%	)

Nine month net (loss) income before inter-corporate charges	$(5,303,581)	$110,358	$(5,413,939)	NA
Nine month inter-corporate charges	-	-	NA	NA

Nine month EBITDA	$(5,806,097)	$542,016	$(6,348,113)	NA

Nine month adjusted EBITDA	$(36,845)	$542,016	$(578,861)	NA

CIBT’s decreased revenues in the three and nine month ending May 31, 2011 periods were caused by a decrease in revenue per student and decline in enrollment of premium programs.  Recent news in China reported that participants in China’s national exam system have declined by 280,000 students this year to 9.33 million students, marking the third continuous year of the declining trend.

CIBT’s new business strategy for China is to become a western education wholesaler, substituting degree oriented programs, whose tuition is relatively higher than average Chinese programs, to grow its student base and expand at a faster pace.  The market for degree oriented programs in China has become saturated with limited growth because of increasing competition and government restrictions.  As such, CIBT’s MBA program completed its operations last year and has been replaced with mass market programs including language and hotel management training.  The new strategy uses Global Learning Network broadcasting studios to provide students overseas with mass market western education delivered online through interactive video conferencing technology.  This strategy has increased CIBT’s student population since the beginning of the fiscal year, from 2,096 on November 30, 2010 to 2,286 on February 28, 2011 to 2,482 on May 31, 2011.  The Global Learning Network model allows students and teachers to communicate in real-time, while students are further supported by a tutor within their local classroom. Over the past two years, CIBT has tested the technology, modified their model, and taught courses through the GLN within a limited number of Chinese Universities.  In March 2011, CIBT completed the cornerstone of the Global Learning Network, the construction of its Vancouver based broadcasting studio, and is ready for a full-scale expansion throughout China and Asia.  CIBT personnel are allocating extensive time to the roll out of the GLN.  This activity did not produce additional revenues over the three month period ending May 31, 2011, but is expected to generate financial results in future quarters.  Certain development costs for these new initiatives were expensed out in the past three quarters with long term financial return expected in future quarters.

In 2007, the Company owned less than 70% of CIBT School of Business and Technology Corp, a private subsidiary holding education related businesses in China.  In order to consolidate the Company’s corporate focus and business strategy, the Company acquired 100% ownership in CIBT School of Business and Technology Corp by issuing shares to its minority shareholders.  In accordance to Canadian Generally Accepted Accounting Principles (Canadian GAAP), a portion of the acquisition value was allocated to Goodwill and Intangible Assets.  During the three month period ending May 31, 2011, the Company received notification from Beijing University that the agreement between the Company and Beijing University will not be renewed.  Accordingly, the Company recorded an impairment charge totaling $3,481,347 to the carrying value of intangible assets not subject to amortization.  Further, as a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, and the non-renewal of the Beijing University agreement, the Company also recorded an impairment charge totaling $2,287,905 to the carrying value of goodwill in the current period ended May 31, 2011.  Together, the impairment charges total $5,769,252 and are included in the three and nine month periods ending May 31, 2011.  These impairment expenses are non-operational and non-cash items and therefore have no impact to the operations of the Company.  Management will continue to perform a detailed review of the Company’s forecasts and therefore the amount of impairment may be adjusted in Q4 of fiscal 2011.

CIBT’s EBITDA for the three months and nine months ended May 31, 2011 was lower than the same periods last year due to the strategic transformation in the CIBT China business and the decreased MBA program revenues.

The following table reconciles the net income (loss) to EBITDA:

	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010

Net income (loss) before inter-corporate charges	$(4,986,816)	$32,135	$(5,303,581)	$110,358

Add: income tax (recovery) provision	(814,934)	12,918	(815,862)	59,942
Add: depreciation and amortization	95,026	118,964	313,346	371,716

EBITDA	(5,706,724)	164,017	(5,806,097)	542,016

Add: impairment to goodwill	$2,287,905	-	$2,287,905	-
Add: impairment to intangible assets	$3,481,347	-	$3,481,347	-

Adjusted EBITDA	$62,528	$164,017	$(36,845)	$542,016

SSDC

The table below describes SSDC’s operational and financial performance for May 31, 2011 compared to last year:

SSDC Financial Information	May 31, 2011	May 31, 2010	Absolute Change	Percentage Change

Three month revenues	$6,667,230	$8,805,280	$(2,138,050)	(24%	)
Three month revenues net of direct costs (%)	60%	67%	(7% )	NA

Nine month revenues	$20,854,805	$26,412,303	$(5,557,498)	(21%	)
Nine month revenues net of direct costs (%)	64%	69%	(5% )	NA

Student population	1,786	2,040	(254)	(12%	)
Three month average revenue per student	$3,733	$4,316	$(583)	(14%	)

Three month net (loss) income before inter-corporate charges	$(335,350)	$1,048,572	$(1,383,922)	NA
Three month inter-corporate charges	$(749,097)	$(904,154)	$155,057	NA

Three month EBITDA	$(115,692)	$1,306,468	$(1,422,160)	NA

Nine month net (loss) income before inter-corporate charges	$506,622	$3,553,386	$(3,046,764)	(86%	)
Nine month inter-corporate charges	$(553,907)	$(2,628,329)	$2,074,422	NA

Nine month EBITDA	$817,240	$4,512,958	$(3,695,718)	(82%	)

SSDC’s revenues decreased in the three and nine month periods ending May 31, 2011 due to lower student populations and lower revenue per student.  SSDC’s student population and revenue per student were affected by the increased stringency on Canadian student loan criteria and amended Federal employment insurance policies.  The change in student loan lending criteria within British Columbia altered the guidelines for granting student loans.  As a result SSDC has modified their marketing and recruitment policies to adjust to the new student loan guidelines and recover lost revenues.  A second factor that impacted SSDC’s student population and revenue per student was the Canadian federal government funding policy on unemployment re-training.  The funding policy shifted towards shorter programs last year, which affected a large percentage of SSDC’s government funded programs.  Since late 2010 SSDC has been actively re-designing its employment insurance programs to adapt to the new policies, which will be launched in Q1 F2012.  SSDC has submitted numerous government contract proposals and are focusing efforts on evaluating the attractiveness of each contract.

In addition to decreased enrollment, impact of the newly introduced Harmonized Sales Tax in British Columbia has created additional tax expenses to the overall operations. Prior to the implementation of HST on July 1st 2010, the tax rate for most professional services was 5%.  The HST has increased the tax rate to 12% which impacted all professional services billing and other goods and services required by the company.  Refer to the discussion on “General and Administrative Expenses” below for further analysis.

The following reconciles the net (loss) income to EBITDA:

	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010

Net (loss) income before inter-corporate charges	$(335,350)	$1,048,572	$506,622	$3,553,386

Add: interest on long-term debt	37,243	19,761	111,035	44,271
Add: income tax provision (recovery)	-	59,000	(367,068)	377,900
Add: depreciation and amortization	182,415	179,135	566,651	537,401

EBITDA	$(115,692)	$1,306,468	$817,240	$4,512,958

KGIC

KGIC is based in Vancouver, with eight branches in Canada and nine overseas training center/branch offices.  KGIC consists of two operating arms, King George International Language College and King George International Business College.

The table below describes KGIC’s operational and financial performance for May 31, 2011 compared to last year:

KGIC Financial Information	May 31, 2011	May 31, 2010		Absolute Change		Percentage Change

Three month revenues	$5,411,324	$2,134,189	*	$3,277,135	*	154%	*
Three month revenues net of direct costs (%)	70%	48%		22%		NA

Nine month revenues	$14,243,124	NA	*	NA	*	NA	*
Nine month revenues net of direct costs (%)	66%	NA	*	NA	*	NA	*

Student population	1,534	1,198		$336		28%
Three month average revenue per student	$3,528	$2,149		$1,379		64%

Three month net loss before inter-corporate charges	$(58,455)	$(637,198)		$543,244		NA
Three month inter-corporate charges	$(136,923)	-		$(136,923)		NA

Three month EBITDA	$9,323	$(601,699)		$611,022		NA

Nine month net loss before inter-corporate charges	$(381,253)	NA	*	NA	*	NA	*
Nine month inter-corporate charges	$(400,469)	-		$(400,469)		NA

Nine month EBITDA	$(170,191)	NA	*	NA	*	NA	*

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the three months ended May 31, 2010 for KGIC represents the period from March 15, 2010 to May 31, 2010 (a two and a half month period) and the financials for the nine months ended May 31, 2010 is not presented.

KGIC was acquired by CIBT Group on March 15, 2010.  Revenues for KGIC have grown significantly through its synergistic relationship with the Company.  In addition, the political unrest in the Middle East and the environmental disaster in Japan encouraged students from those areas to seek education abroad.  Utilizing its strong international presence, KGIC was able to attract students in the Middle East and Japan to travel to Canada and study at its Canadian campuses, contributing to the growth in KGIC’s revenues.  KGIC’s business trend is seasonal and their highest revenue and earnings season is traditionally the summer due to significant volume of summer camp students. Since its acquisition, KGIC has undertaken a number of consolidation efforts to decrease its operating cost and improve its operational efficiency.  These reorganization measures have included staff reduction, merging of campus locations with SSDC, combination of administration and accounting functions with SSDC, and referral of students and graduates between CIBT, SSDC and KGIC.  Additional expenses for these reorganization efforts have been expensed in fiscal 2011 and the bulk of the benefits for these reorganization measures will appear in future quarters.  The newly introduced Harmonized Sales Tax in British Columbia also affected KGIC’s earning result due to the increased goods and services tax rate from 5% to 12% with a net difference of 7%.  KGIC’s highest revenue season is the summer season, compared to SSDC and CIBT’s busiest season is the autumn season.  As KGIC enters into the summer season, its financial performance would typically improve significantly.

The following reconciles the net loss to EBITDA:

	Three Months Ended May 31, 2011	March 15, 2010 to May 31, 2010	Nine Months Ended May 31, 2011

Net loss before inter-corporate charges	$(58,455)	$(637,198)	$(381,253)

Add: depreciation and amortization	67,778	35,499	211,062

EBITDA	$9,323	$(601,699)	$(170,191)

KGIC Acquisition Milestone Considerations

Under the terms of the KGIC acquisition agreement , the Company has agreed to pay a maximum of $3,917,810 of further consideration, which will be paid and recognized upon the achievement of the following net revenue and EBITDA milestones by the KGIC business:

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

Based on the results of operations for the KGIC Business for the period March 16, 2010 to May 31, 2011, the Company will not be paying further consideration under items (a) and (b) above since all the milestones were not achieved by the KGIC Business for the period ended May 31, 2011.

The likelihood of future payments for milestones (c) and (d) are subject to the financial performance of KGIC, various risks, uncertainties and other factors which cannot be forecasted at today’s date.

IRIX

The table below describes IRIX’s operational and financial performance for May 31, 2011 compared to last year:

IRIX Financial Information	May 31, 2011	May 31, 2010	Absolute Change		Percentage Change

Three month revenues	$630,078	$493,585	136,493		28%
Three month revenues net of direct costs (%)	39%	50%	(11%	)	NA

Nine month revenues	$1,517,912	$1,178,102	$339,810		29%
Nine month revenues net of direct costs (%)	51%	56%	(4%	)	NA

Three month net income before inter-corporate income	$17,680	$38,652	$(20,972)		(54%	)
Three month inter-corporate income	$7,851	$3,302	$4,549		138%

Three month EBITDA	$24,984	$45,098	$(20,114)		(45%	)

Nine month net loss before inter-corporate income	$111,145	$49,338	$61,807		125%
Nine month inter-corporate income	$24,450	$16,921	$7,529		44%

Nine month EBITDA	$131,707	$68,678	$63,029		92%

Revenues for IRIX have increased over the three months and nine months ended May 31, 2011.  The majority of IRIX’s clients are in the real estate sector and therefore IRIX’s revenues grew with the growing activity in the real estate sector in western Canada over the nine month period ended May 31, 2011.

The following reconciles the net income to the EBITDA:

	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010

Net income before inter-corporate charges	$17,680	$38,652	$111,145	$49,338

Add: depreciation and amortization	7,304	6,446	20,562	19,340

EBITDA	$24,984	$45,098	$131,707	$68,678

General and Administrative Expenses

The following tables compare selected financial information for the three and nine months ended May 31, 2011 to the three and nine months ended May 31, 2010.  The selected general and administrative expenses are for the total consolidated group (Corporate, CIBT, SSDC, KGIC and IRIX).  The acquisition of KGIC was completed on March 15, 2010, therefore, only expenses after that time were included from KGIC.

Three Month Selected Financial Information	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010	Three Months Ended Absolute Change	Three Months Ended Percentage Change

Advertising and agent commission	$3,331,483	$2,205,525	$1,125,958	51%

Consulting and management fees	$529,934	$288,728	$241,206	84%

Professional fees	$304,735	$618,804	$(314,069)	(51%	)

Rentals and leases	$1,311,441	$1,157,588	$153,853	13%

Personnel costs	$2,785,350	$2,355,994	$429,356	18%

Nine month Selected Financial Information	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010	Nine Months Ended Absolute Change	Nine Months Ended Percentage Change

Advertising and agent commission	$8,342,647	$5,287,417	$3,055,230	58%

Consulting and management fees	$1,548,747	$903,747	$645,000	71%

Professional fees	$1,076,170	$1,812,561	$(736,391)	(41%	)

Rentals and leases	$4,376,495	$2,605,934	$1,770,561	68%

Personnel costs	$8,004,694	$7,149,016	$855,678	12%

The table below describes advertising and agent commission for the three months ended May 31, 2011 compared to the same period last year:

Advertising and agent commission, three months expenses	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010		Three Months Ended Absolute Change	Three Months Ended Percentage Change

Total	$3,331,483	$2,205,525		$1,125,958	51%

CIBT	$88,924	$192,492		$(103,568)	(53%	)

SSDC	$1,269,271	$1,300,173		$(30,902)	(2%	)

KGIC	$1,972,844	$710,755	*	$1,262,089 *	178%	*

IRIX	$444	$2,085		$(1,641)	(79%	)

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the three months ended May 31, 2010 for KGIC represents the period from March 15, 2010 to May 31, 2010 (a two and a half month period) and the financials for the nine months ended May 31, 2010 is not presented.

The table below describes advertising and agent commission for the nine months ended May 31, 2011 compared to the same period last year:

Advertising and agent commission, nine months expenses	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010		Nine Months Ended Absolute Change	Nine Months Ended Percentage Change

Total	$8,342,647	$5,287,417		$3,055,230	58%

CIBT	$437,236	$577,515		$(140,279)	(24%	)

SSDC	$3,754,031	$3,996,341		$(242,310)	(6%	)

KGIC	$4,150,197	NA	*	NA *	NA	*

IRIX	$1,183	$2,786		$(1,603)	(58%	)

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the three months ended May 31, 2010 for KGIC represents the period from March 15, 2010 to May 31, 2010 (a two and a half month period) and the financials for the nine months ended May 31, 2010 is not presented.

Overall advertising increased in the three and nine month periods ending May 31, 2011. A portion of the increase in advertising is due to the fact that KGIC’s advertising cost for the periods prior to its acquisition on March 15, 2010 were not included in the comparable 2010 periods.  Advertising costs for CIBT and SSDC decreased within the aforementioned periods ending May 31, 2011, because they focused on streamlining their operations to account for lower enrollments. KGIC’s advertising costs increased in the three and nine month periods ending May 31, 2011.  KGIC recruits most of its students through a global network of agents and pays out agent commissions.  Because KGIC’s enrollment grew from agent referrals in the three months ended May 31, 2011, the commission paid to agents also increased.

Consulting and management fees increased within the three and nine month periods ending May 31, 2011 as compared to the same periods last year.  A portion of the increase is due to the acquisition of KGIC, which contributed an additional $141,540 of consulting fees in the quarter ended May 31, 2011 and an additional $411,241 in the nine months ending May 31, 2011.  Consulting and management fees from the corporate head office increased $47,198 in the three months ended May 31, 2011 and $160,296 in the nine months ended May 31, 2011 due to the heightened use of consultants for corporate finance and re-organization activity during the first and second quarter of F2011.

Professional fees decreased within the three and nine month periods ending May 31, 2011 totaling $736,391 (41%) as compared to the same periods last year.  The decrease in professional fees was a result of using internal resources and lower cost contract consultants to perform technical work, the elimination of non recurring expenses in the nine months ended May 31, 2010 such as sox consultants and additional audit fees associated with the change in auditors, which resulted in both auditors having to provide consent for several regulatory filings in the nine months ended May 31, 2010.

Rental and leases increased for the three and nine month periods ending May 31, 2011 as compared the same periods last year.  The increase in rental and lease expense is due to the fact that KGIC’s rent costs for the periods prior to its acquisition on March 15, 2010 were not included in the comparable 2010 periods.  The KGIC acquisition added $280,537 in Rent to the three months ended May 31, 2011 and $1,817,192 in Rent to the nine months ended May 31, 2011 and if these additional cost were removed from the comparison, rent and leases costs would have decreased by $126,684 in the three months ended May 31, 2011 and decreased by $46,631 in the nine months ended May 31, 2011.  The decrease in rent, after controlling for the addition of KGIC’s rent, is due to the cost savings in utilities and other triple net costs associated with the consolidation of two campuses between SSDC and KGIC within the nine months ended May 31, 2011.  The lease contract for the vacant campus will expire in Q4 F2011, thereby saving the company additional rental and lease expenses thereafter.

The table below describes personnel for the three months ended May 31, 2011 compared to the same period last year:

Personnel, three months expenses	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010		Three Months Ended Absolute Change		Three Months Ended Percentage Change

Total	$2,785,350	$2,355,994		$429,356		18%

CIBT	$252,011	$277,134		$(25,123)		(4%	)

SSDC	$1,640,801	$1,529,585		$111,216		7%

KGIC	$571,415	$263,632	*	$307,783	*	117%	*

IRIX	$186,510	$167,654		$18,856		11%

Corporate	$134,613	$117,989		$16,624		14%

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the three months ended May 31, 2010 for KGIC represents the period from March 15, 2010 to May 31, 2010 (a two and a half month period) and the financials for the nine months ended May 31, 2010 is not presented.

The table below describes personnel for the nine months ended May 31, 2011 compared to the same period last year:

Personnel, nine months expenses	Nine Months Ended May 31, 2011	Nine Months Ended May 31, 2010		Nine Months Ended Absolute Change	Nine Months Ended Percentage Change

Total	$8,004,694	$7,149,016		$855,678	12%

CIBT	$852,981	$954,757		$(101,776)	(11%	)

SSDC	$4,566,624	$5,070,390		$(503,766)	(10%	)

KGIC	$1,666,004	NA	*	NA *	NA	*

IRIX	$524,080	$489,130		$34,950	7%

Corporate	$395,005	$371,107		$23,898	6%

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the three months ended May 31, 2010 for KGIC represents the period from March 15, 2010 to May 31, 2010 (a two and a half month period) and the financials for the nine months ended May 31, 2010 is not presented.

The primary reason for the increase in personnel cost is due to the fact that the comparable 2010 periods did not include KGIC’s personnel cost prior to its acquisition on March 15, 2010. KGIC also experience significant growth over the three and nine month periods ending May 31, 2011, which requires additional personnel to meet the increased demand. The decrease in personnel costs for CIBT was achieved through the downsizing of staff to account for the decreased student count.  CIBT’s personnel cost included one-time severance payments to laid-off employees in the three and nine month periods ending May 31, 2011. SSDC’s personnel costs also decreased in the nine months ended May 31, 2011 due to the downsizing of staffs, however it increased in the three months ended May 31, 2011 due to sizeable one-time severance payments. Staff counts now better match sales levels and substantially reduced severance pay is expected in 2012.  The increased personnel costs within IRIX and the corporate head office relate to training for staff turnover.

The Harmonized Sales Tax (HST) is a new sales tax imposed by the provincial government of British Columbia that cannot be credited against education revenues, but adds to expenses.  HST is estimated to result in an addition of approximately $450,000 to general and administrative expenses for the Company and all of its subsidiaries having operations in British Columbia within fiscal 2011.  A referendum to extinguish the HST will be held in June and July 2011, with results expected in August 2011.

Overall, general and administrative expenses for the quarter ended May 31, 2011 was $9,446,329 (which represents 68% of the total revenues) compared to $8,138,084 (which represented 61% of the total revenues) for the quarter ended May 31, 2010.

Write-off of Deferred Finance Fees

In connection with the Company’s planned financing to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company as announced on November 18, 2009, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010 in accordance with U.S. securities laws.  Direct costs totaling $600,252 were incurred in connection with the preparation and filing of the prospectus.  On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus.  The Company plans to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company expensed $200,000 of the deferred offering costs in F2010, leaving a balance of $400,252 as at August 31, 2010.

Due to marketing condition for education stocks and temporary negative sentiment toward companies having operations in China, further delays with the planned financing during the current period, the Company expensed $510,711 of the deferred offering costs, leaving a nil balance as at May 31, 2011.  Deferred offering costs consisted of the following at May 31, 2011 and August 31, 2010:

	May 31, 2011	August 31, 2010

Beginning balance	$400,252	$-
Additions during the current period	110,459	600,252
Expensed during the current period	(510,711)	(200,000)

Ending balance	$-	$400,252

Stock-based Compensation

Stock-based compensation totaled $71,235 for the three months ended May 31, 2011, and $45,356 for the three months ended May 31, 2010, a 57% increase.  Stock-based compensation is a result of the compensation expense in connection with the stock option grants during Fiscal 2009 to the current period being recognized and recorded in the current fiscal period.  The stock-based compensation expense from the stock option grants in Fiscal 2009 to the current period is being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options.  Stock-based compensation represents the estimated fair value of stock options granted and is a non-cash expense.  The increase in stock-based compensation is due to the granting of stock options during the three months ended May 31, 2011.

Foreign Exchange Gain and Loss

The majority of the foreign exchange gain of $6,291 in the quarter ended May 31, 2011 stems from the foreign currency translation of CIBT’s integrated foreign operations in China.  In the prior comparative quarter, the Canadian dollar was depreciating against the Chinese RMB and the foreign currency translation of CIBT’s integrated foreign operations in China resulted in a foreign exchange gain of $9,879 for the three month period ended May 31, 2010.  Since August 31, 2010, the Canadian dollar has been appreciating against the Chinese RMB and the foreign currency translation of CIBT’s integrated foreign operations in China resulted in a foreign exchange loss for the three month period ended May 31, 2011.

CIBT’s integrated foreign operations in China, which are denominated in Chinese RMB, are translated using the temporal method of foreign currency translation whereby foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, and equity financing in the form of private placements, warrant exercises, and option exercises.

As of May 31, 2011 the Company had a consolidated cash balance was $5,858,972 compared to 7,234,987 as at February 28, 2011 and to $11,511,835 as at August 31, 2010. The decreased cash as at May 31, 2011 is mainly caused by scheduled payments to decrease the KGIC acquisition loan, increased accounts receivable due from the governments of Korea and Saudi Arabia, who have specific payment schedules, and the net loss.  The Company had a working capital deficit of $4,463,657 as at May 31, 2011 compared to a working capital deficit of $3,470,435 as at February 28, 2011.

The following table details the Company’s contractual obligations as at May 31, 2011.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Accounts payable and accrued liabilities	$4,448,930	$4,448,930	-	-	-

Income taxes payable	$494,087	$494,087	-	-	-

Long-term debt	$2,387,797	$2,351,073	$36,724	-	-

Capital leases	$343,465	$25,764	$181,881	$135,820	-
		$4,298,930	$-	$-	$-
Operating leases	$9,242,288	$1,130,717	$5,585,740	$2,525,831	-

Total contractual obligations	$16,916,567	$8,450,571	$5,804,345	$2,661,651	-

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China.  China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  This reserve is capped at 50 percent of a company’s registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

As at May 31, 2011, a balance of $101,921 (August 31, 2010 – $118,303) was owing to certain officers, employees, directors, and private companies controlled by officers and directors of the Company.  The $101,921 balance is comprised of $51,342 due to officers of the Company and $50,579 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the three month period ended February 28, 2011, the President of SSDC repaid $143,721 to the Company, leaving a nil balance as at May 31, 2011 (August 31, 2010 – $143,721).

During the nine month period ended May 31, 2011, the Company and its subsidiaries incurred $939,500 (2010 – $965,327) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

Effective January 1, 2011, a bonus of $150,000 relating to F2010 performance is payable to the CEO of the Company in quarterly installments of $37,500 per quarter.  The CEO has voluntary waived his bonus for F2011 due to market condition and corporate performance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP, and the Company’s significant accounting policies are disclosed in Note 2 of the unaudited consolidated annual financial statements for the three months ended May 31, 2011.  The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT, SSDC, and KGIC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery.  If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company’s withdrawal and refund policy.  Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed.  If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company’s indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included management’s estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is Canadian dollars.  Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Company’s integrated foreign operations are translated using the temporal method.  Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Company’s self-sustaining foreign operations are translated using the current rate method.  Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model which utilized management’s estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company’s stock.  The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities.  Some of these estimates are based on interpretations of existing tax laws or regulations.  The Company’s effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

FUTURE ACCOUNTING STANDARDS

(a) Recent Accounting Pronouncements

In December 2008, the CICA issued three new accounting standards:

(1) Handbook Section 1582 “Business Combinations”
(2) Handbook Section 1601 “Consolidated Financial Statements”
(3) Handbook Section 1602 “Non-Controlling interest”

These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition the net earnings will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

In December 2009, the CICA issued Emerging Issues Committee Abstract (“EIC”) 175 “Multiple Deliverable Revenue Arrangements”, replacing EIC 142 “Revenue Arrangements with Multiple Deliverables”.  This abstract was amended to: (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985-605 (formerly Financial Accounting Standards Board Statement of Position 97-2) “Software Revenue Recognition”, as amended by Accounting Standards Update 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  The Company is in the process of evaluating the impact this standard will have on the Company’s financial position and results of operations upon adoption.

(b) International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented.  The Company has begun assessing the adoption of IFRS for 2011, and has created the following timeline leading to a fiscal 2012 implementation:

	Key Actions	Deliverable and Progress
Phase 1 – Scope and Plan	- Identification of leadership team/expert resources - Completion of scoping study - Identification of significant accounting policy choices	- Completed IFRS Scoping study and documented areas of low/medium and high impact - Identified leadership team and expert resources as well as significant accounting policy choices
Phase 2 – Design and Build
- Selection of accounting policies (including elective exemptions under IFRS1)
- Delivery of technical training within the entity
- Identification of all relevant GAAP-dependent covenants, contracts and compensation arrangements, and evaluation of the impact from IFRS conversion on such arrangements
- Amendment to and/or development of accounting policies and procedures as well as design of internal controls in light of IFRS conversion
- Amendment to and/or development of IFRS 1 elections and position papers for high and medium impact areas to be completed by July 30, 2011
Phase 3 – Implement and Review
- Quantification of IFRS adoption impact
- Review and sign off of accounting policy choices by management and the Audit Committee
- Amendment to covenants, contracts, and compensation arrangements that are impacted by IFRS conversion
- Draft IFRS FS & Audited IFRS Opening Balance Sheet to be completed by December 15, 2011 - First IFRS regulatory filing – November 30, 2011 (Q1 2012 FS)

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

●	Held-to-maturity investments measured at amortized cost using effective interest method;
●	Available-for-sale assets measured at fair value;
●	Assets and liabilities held-for-trading measured at fair value;
●	Loans and receivables measured at amortized cost using effective interest method; and
●	Other financial liabilities measured at amortized cost using effective interest method.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk
The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $166,000 and a weakening of 5% of the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at May 31, 2011 is reported net of allowance for bad debts of $930,851 (August 31, 2010 – $451,691).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term installment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENTS

On June 29, 2011, the Company completed a private placement of 2,723,333 units at $0.30 per unit for total proceeds of $817,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.35 per share for a period of three years from the date of issuance.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of May 31, 2011, and the date of this Management’s Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of May 31, 2011, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published.  Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of May 31, 2011, the Company determined that there were control deficiencies that constituted a material weakness, as described below.

●
In the process of documenting and improving our controls over financial reporting in the last two years, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of purchase price allocations on business combinations; insufficient staffing in accounting and finance in business segments; and ineffective controls related to expenditure accruals. Management has created and implemented new controls and procedures to remediate these weaknesses.

●
All new controls and procedures need to be tested in accordance with COSO standards. The Company has been testing the controls since the beginning of the current fiscal year.  However due to time and staff constraints, the Company has not completed the testing of controls over financial reporting in accordance with COSO standards.  Therefore management is unable to conclude that the Company’s controls over financial reporting are effective.

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of May 31, 2011.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weakness as described above.  The Company has taken the following actions to improve internal controls over financial reporting:

●
During the remaining period through the year ending August 31, 2011, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended May 31, 2011.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended May 31, 2011 fairly present in all material respects and financial position and results of operations for the Company in conformity with generally accepted accounting principles.

There were no changes in the Company’s internal controls over financial reporting during the three month period ended May 31, 2011 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

(d) Conclusion of the Purchase Price Allocation for the KGIC Acquisition

The Company completed the acquisition of KGIC on March 15, 2010.  Subsequent to the acquisition, there was some uncertainty with respect to the final purchase price allocation.  The Company lacks the expertise to conduct a fair value assessment and to provide an opinion on the fair value of the KGIC assets that were acquired.  To remediate this deficiency, the Company engaged a third party valuator to assist in determining the fair value of the net assets acquired and the corresponding purchase price allocation for the KGIC net asset acquisition.  To mitigate deficiencies in the Company’s controls in determining the purchase price allocation, management worked closely with the third party valuator.  A final report from the third party valuator was received on November 10, 2010 and the purchase price allocation was finalized in November 2010.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT JULY 14, 2011

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010 and May 31, 2011	69,226,011	47,709,836

- for private placement at $0.30 per share	2,723,333	817,000
- fees and commissions for private placement	-	(10,050)

Balance at July 14, 2011	71,949,344	$48,516,786

Escrow shares
No escrow shares were issued and outstanding as at July 14, 2011.

Stock options
Details of options outstanding as at July 14, 2011 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

200,000	$0.51	January 21, 2012	0.81 years
1,350,000	$1.53	June 21, 2012	1.23 years
70,000	$0.80	May 2, 2013	2.09 years
50,000	$0.60	August 8, 2013	2.36 years
100,000	$0.54	October 13, 2013	2.54 years
1,265,000	$0.42	March 1, 2016	4.92 years

3,035,000	$0.94 Average Price

Share purchase warrants
Details of warrants outstanding and exercisable as at July 14, 2011 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

33,500	$0.35	June 29, 2014	3.00 years
1,690,000	$0.35	June 29, 2014	3.00 years
1,033,333	$0.35	July 12, 2014	3.00 years

2,756,833